UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                                 UBIQUITEL, INC.
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.0005 PER SHARE
                    -----------------------------------------
                         (Title of Class of Securities)


                                    903474302
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]      Rule 13d-1(b)

[_]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 903474302                     13G
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       SpectraSite Communications, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,335,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,335,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,335,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

CUSIP NO. 903474302                     13G
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person       SpectraSite Holdings, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person

--------------------------------------------------------------------------------
2.       Check the Appropriate Box                              (a)     [_]
         if a Member of a Group                                 (b)     [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only


--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization                   Delaware


--------------------------------------------------------------------------------
Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             3,335,000
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        3,335,000
--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  3,335,000
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        4.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13G
                                  ------------

                  This Amendment No. 1 to Schedule 13G is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of February 14, 2001 (the "Statement"), with respect to the shares of common stock, par value $0.0005 per share (the "Common Stock"), of UbiquiTel, Inc. (the "Company").


ITEM 1.  (a)      NAME OF ISSUER

                  UbiquiTel, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  One West Elm Street, Suite 400
                  Conshohocken, Pennsylvania 19428

ITEM 2.  (a)      NAMES OF PERSONS FILING

                  SpectraSite Communications, Inc. ("SCI")
                  SpectraSite Holdings, Inc. ("SHI" and, together with SCI the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  100 Regency Forest Drive, Suite 400
                  Cary, North Carolina  27511

         (c)      CITIZENSHIP

                  SCI -- Delaware
                  SHI -- Delaware

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.0005 per share (the "Shares")

         (e)      CUSIP NUMBER

                  903474302

ITEM 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

ITEM 4. As of December 31, 2001, the percentage of Common Stock beneficially owned by the Reporting Persons was less than five percent (see Item 5 below).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable.





                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 14, 2002


                                   SPECTRASITE COMMUNICATIONS, INC.


                                   By:  /s/ Daniel I. Hunt
                                        ---------------------------------------
                                        Daniel I. Hunt
                                        Vice President


                                   SPECTRASITE HOLDINGS, INC.


                                   By:  /s/ Daniel I. Hunt
                                        ---------------------------------------
                                        Daniel I. Hunt
                                        Vice President